--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               RELTEC CORPORATION
                           (Name of Subject Company)

                               RELTEC CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  759527-10-4
                     (Cusip Number of Class of Securities)

                               ----------------

                             VALERIE GENTILE SACHS
                 Vice President, General Counsel and Secretary
                               RELTEC Corporation
                       5900 Landerbrook Drive, Suite 300
                           Cleveland, Ohio 44124-4019
                                 (440) 460-3600
          (Name, Address and Telephone Number of Person Authorized to
   Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                               ----------------

                                   Copies to:

                             PETER F. KERMAN, ESQ.
                                Latham & Watkins
                             135 Commonwealth Drive
                          Menlo Park, California 94025
                                 (650) 328-4600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. Security and Subject Company.

  The name of the subject company is RELTEC Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 5900 Landerbrook Drive, Cleveland, Ohio 44124-4019. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. Tender Offer of the Bidder.

  This statement relates to the cash tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (the "Schedule 14D-1"), of GEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of GEC Incorporated, a Delaware corporation ("Parent"), a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c.") (not affiliated with the U.S. based corporation with a similar name) to purchase all of the outstanding shares of Common Stock of the Company (the "Shares") at a price of $29.50 per Share (the "Offer Price"), net to the seller in cash without interest thereon, subject to certain conditions set forth therein. The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of March 1, 1999 (the "Merger Agreement"), by and among the Company, Parent and the Purchaser, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer, with the Company surviving the Merger (the "Surviving Corporation") and becoming a wholly owned subsidiary of Parent. The Schedule 14D-1 states that the address of the principal executive offices of Parent and the Purchaser is 1500 Mittel Boulevard, Wood Dale, Illinois 60191-1073 (c/o Videojet Systems International, Inc.). A copy of the press release issued by the Company and GEC, p.l.c. on March 1, 1999 is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 3. Identity and Background.

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) GEC, p.l.c., Parent, the Purchaser or their executive officers, directors or affiliates. Marconi Communications Limited ("Marconi Communications"), a company incorporated in the United Kingdom and registered in England and Wales and a wholly owned subsidiary of GEC, p.l.c., has an ongoing relationship with RELTEC (UK) Limited ("RELTEC (UK)") (f/k/a Rainford Group Limited), a company incorporated in the United Kingdom and registered in England and Wales and a wholly owned subsidiary of the Company, whereby RELTEC (UK) supplies Marconi Communications with base station cabinet enclosure systems. Pursuant to this relationship, RELTEC (UK) sold Marconi Communications approximately $10.6, $17.5 and $32.5 million in equipment during the years ended March 1996, 1997 and 1998, respectively.

Arrangements with Directors, Executive Officers or Affiliates of the Company

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement in the sections entitled "Board of Directors--Directors Compensation" and "Certain Relationships, Transactions and Arrangements" and "Executive Officer Compensation." The Information Statement is attached hereto as Annex A and incorporated herein by reference.

  In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement, the Stockholder Agreement and Proxy, dated as of March 1, 1999, by and among Parent, the Purchaser and the stockholders of the Company listed on Annex A thereto (the "Stockholder Agreement") and the Confidentiality Agreement dated as of February 4, 1999 between the Company and GEC, p.l.c. (the "Confidentiality Agreement"). A copy of the Stockholder Agreement is filed as Exhibit 3 hereto and incorporated herein by reference. A copy of the Confidentiality Agreement is filed as Exhibit 4 hereto and incorporated herein by reference.

  In addition, Parent is a designated borrower under the Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998 (the "Credit Facility Agreement") among GEC, p.l.c., HSBC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions. Pursuant to a letter dated February 28, 1999 from GEC, p.l.c. to the Company, GEC, p.l.c. has agreed to cause the availability of the commitment under the Credit Facility Agreement to be an amount necessary to complete the acquisition of the Shares upon the terms and conditions set forth in the Merger Agreement. GEC, p.l.c. otherwise intends to make available, directly or indirectly, to the Purchaser funds to enable it to complete the acquisition of all outstanding Shares, upon the terms and conditions set forth in the Merger Agreement. A copy of the letter is filed as Exhibit 5 hereto and is incorporated herein by reference.

The Merger Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

  The Merger Agreement provides that following the satisfaction of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, and each outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock and Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) will be converted into the right to receive $29.50 in cash (the "Per Share Merger Consideration"), without interest.

  Vote Required to Approve the Merger. The Delaware General Corporation Law ("DGCL") requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company (the "Board") and generally by a majority of the holders of the Company's outstanding voting securities. The Board has approved the Offer and the Merger. Consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser), is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

  Conditions to the Merger. The respective obligations of Parent, the Purchaser and the Company to effect the Merger under the Merger Agreement are subject to the satisfaction at or prior to the effective time of the Merger (the "Effective Time") of the following conditions, any or all of which may be waived by Parent, the Purchaser and the Company, in whole or in part, to the extent permitted by applicable law: (a) if required by the DGCL, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with the DGCL; (b) no court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, ruling, injunction or other order that prohibits the Merger or makes the Merger illegal; and (c) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated, and the other Governmental Approvals (as defined herein), the failure of which to obtain would be reasonably expected to have a Material Adverse Effect (as defined herein) or a Parent Material Adverse Effect (as defined herein) (collectively the "Required Approvals") shall have been obtained or satisfied, as the case may be, on terms satisfactory to Parent in its reasonable discretion; provided that this condition may not be asserted by the Company with respect to any Required Approval if the potential penalty for any failure to receive such Required Approval will be borne only by Parent or the Purchaser; and (d) the Purchaser, Parent or their affiliates shall have accepted for payment and purchased Shares pursuant to and subject to the conditions of the Offer or the Principal Stockholder Shares (as defined herein) upon the exercise of the Option (as defined herein) pursuant to the Stockholder Agreement.

  Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company) prior to the Effective Time: (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity (as defined herein) shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; (c) by Parent or the Company, if the Purchaser shall have (i) failed to commence the Offer as provided in the Merger Agreement, (ii) terminated or withdrawn the Offer without purchasing any Shares pursuant to the Offer or (iii) failed to pay for Shares pursuant to the Offer by July 1, 1999 (the "Termination Date"); provided that the right to terminate the Merger Agreement as described in this subparagraph (c) shall not be available (x) to any party (including the Purchaser's failure in the case of Parent) whose failure to fulfill any obligation under the Merger Agreement has been the cause or resulted in one of the circumstances described in clause (i), (ii) or (iii), (y) to the Company in the event that the Offer has expired or has otherwise been terminated and any of CMT Associates, L.P., KKR Partners II, L.P. and KKR Associates, L.P. (collectively, the "Principal Stockholders") has failed to tender all of its Shares in accordance with the Stockholder Agreement or has withdrawn any of its Shares tendered in the Offer prior to such expiration or termination, or a breach of the Stockholder Agreement by any Principal Stockholder has been the cause or resulted in one of the circumstances described in clause (i), (ii) or
(iii) or (z) to any party if the Purchaser, Parent or their affiliates shall have exercised the Option unless such exercise subsequently is voided under the terms of the Stockholder Agreement; (d) by Parent or the Purchaser, at any time prior to the purchase by the Purchaser, Parent or their affiliates of Shares pursuant to and subject to the conditions of the Offer or the purchase of the Principal Stockholder Shares upon the exercise of the Option pursuant to the Stockholder Agreement, if (i) any representation or warranty of the Company contained in the Merger Agreement or of the Principal Stockholders contained in the Stockholder Agreement that is qualified as to materiality shall not be true and correct or any representation or warranty of the Company contained in the Merger Agreement or of the Principal Stockholders contained in the Stockholder Agreement that are not so qualified shall not be true and correct in any material respect, (ii) there shall have been a breach of any covenant or agreement (including the Company Lock-up Provisions (as defined herein)) of the Company contained in the Merger Agreement or of the Principal Stockholders contained in the Stockholder Agreement (including the Stockholder Lock-up Provisions (as defined herein)) which would materially adversely affect (or materially delay) the consummation of the Offer or the Merger or the transactions contemplated by the Stockholder Agreement, which shall not have been cured prior to the earlier of 10 business days following notice of such breach and two business days prior to the date the Offer expires; provided, however, the Company will have no right to cure a breach of the Company Lock-up Provisions; or (e) by the Company prior to the purchase by the Purchaser, Parent or their affiliates of Shares pursuant to and subject to the conditions of the Offer or the purchase of any Principal Stockholder Shares (as defined herein) upon exercise of the Option pursuant to the Stockholder Agreement, if (i) there shall have been a material breach of any representation or warranty in the Merger Agreement or the Stockholder Agreement on the part of Parent or the Purchaser which adversely affects (or materially delays) the consummation of the Offer or (ii) there shall have been a material breach of any covenant or agreement in the Merger Agreement or the Stockholder Agreement on the part of Parent or the Purchaser which adversely affects (or materially delays) the consummation of the Offer which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires.

  Acquisition Proposals. Pursuant to the Merger Agreement, the Company has agreed to immediately cease any existing discussions or negotiations with any third parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below). The Company has agreed that it will not, directly or indirectly, through any officer, director, employee, representative, agent or affiliates, including any investment banker, attorney or accountant (collectively, "Representatives") retained by the Company or any of its subsidiaries, directly or indirectly (a) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of 15% or more of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement or the Stockholder Agreement (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal") or (b) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal.

  The Merger Agreement provides further that, except as described below, neither the Board nor any committee thereof shall (a) subject to the following paragraph, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Board or such committee of the Offer or the Merger Agreement, (b) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or
(c) cause or permit the Company to enter into any agreement, including an agreement in principle or letter of intent (each, an "Acquisition Agreement") relating to any Acquisition Proposal. In addition, under the Merger Agreement, the Company has agreed to notify Parent immediately (and no later than 24 hours) after receipt by the Company of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

  Nothing contained in the Merger Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any legally required disclosure to the stockholders of the Company. Notwithstanding anything else to the contrary, neither the Company nor the Board shall take any action that would (x) prevent, impede or delay the Offer, the stockholder meeting relating to the Merger or the ability of the stockholders of the Company to hold a meeting to vote on the Merger or adopt the Merger Agreement, (y) prevent, impede or delay (i) the ability of the stockholders of the Company (A) to tender or sell their Shares in the Offer and (B) to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, or (ii) the ability of the Company, Parent or the Purchaser from effecting the Offer or, after the stockholders of the Company have voted in favor of the Merger and adopted the Merger Agreement, from effecting the Merger in accordance with the DGCL or (z) result in the Board not having taken all Board action required to satisfy all applicable requirements of the DGCL in connection with the Merger Agreement, the Merger and the other transactions contemplated thereby. Notwithstanding anything to the contrary, the Company will duly call, give notice and hold a stockholders meeting, if required by the DGCL, for the purpose of considering and taking action upon the Merger Agreement and the Merger whether or not the Board has determined at any time after the date of the Merger Agreement it is no longer advisable for the stockholders of the Company to adopt the Merger Agreement. The provisions described in this and the preceding two paragraphs are referred to herein as the "Company Lock-up Provisions".

  Fees and Expenses. The Merger Agreement provides that each of Parent, the Purchaser and the Company will bear its own fees and expenses in connection with the Merger Agreement and the transactions contemplated thereby.

  Conduct of Business of the Company. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by Parent, it will and its subsidiaries will each: (a) conduct its operations according to its ordinary course of business; (b) use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, bankers, insurers, contractors, distributors, customers and others having business relationships with it.

  Prohibited Actions by the Company. Under the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Parent, from the date of the Merger Agreement until the Effective Time, neither the Company nor any of its subsidiaries will do any of the following:

    (a) amend or propose to amend its certificate or articles of incorporation or bylaws or equivalent organizational documents;

    (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights and indebtedness that has or may have voting rights), except as required by options agreements as in effect as of the date hereof, or except as contemplated by the Merger Agreement, amend any of the terms of any such securities or agreements outstanding as of the date hereof;

    (c) effect any reorganization or recapitalization or split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries;

    (d) (i) incur any indebtedness for borrowed money (except for short term indebtedness incurred in the ordinary course of business pursuant to existing lines of credit) or issue any debt securities or, except in the ordinary course of business, assume, guarantee or endorse the obligations of any other person, except for intercompany indebtedness between the Company and its wholly owned subsidiaries or between any of the Company's wholly owned subsidiaries; (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company) except in the ordinary course of business; (iii) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries except in the ordinary course of business; (iv) enter into or invest in any derivative financial instruments except in the ordinary course of business consistent with the Company's current investment and risk management policies (it being understood that the Company shall continue its current investment and risk management policies); or (v) mortgage or pledge any of its assets, tangible or intangible, or except in the ordinary course of business, create or suffer to exist any lien thereupon, provided that, notwithstanding anything to the contrary and without limiting the generality of the foregoing, no transaction described in clauses (iv) and
  (v) shall be permitted without Parent's consent for any such transaction (or series of related transactions) the value of which is in excess of $20 million;

    (e) enter into, adopt or (except as may be required by law) amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or (except, in the case of employees who are not officers or directors, for normal compensation increases in the ordinary course of business that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock options, restricted stock, stock appreciation rights, "phantom" stock rights or performance units);

    (f) sell, lease or otherwise dispose of, or grant any lien with respect to any assets or properties of the Company and its subsidiaries, or enter into any contract, agreement, commitment or transaction with respect to the foregoing that are, individually or in the aggregate, material to any of the Company and its subsidiaries, taken as a whole, except for dispositions of excess or obsolete assets and sales of inventories in the ordinary course of business;

    (g) change any of the accounting principles used by it, except as may be required as a result of a change in law, SEC guidelines or generally accepted accounting principles;

    (h) (i) acquire (by merger, consolidation, acquisition of stock or assets (including technology assets) or otherwise) any corporation, partnership or other business organization or division thereof, (ii) authorize any new capital expenditure or expenditures which, individually, is in excess of $2,500,000 or, in the aggregate, are in excess of $10,000,000; (iv) settle any litigation for amounts in excess of the greater of $200,000, individually, or $1,000,000, in the aggregate, or, with respect to any litigation as to which reserves have been recorded on the books of the Company, the amount reserved for such litigation; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    (i) make any tax election or settle or compromise any tax liability, other than in the ordinary course of business;

    (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations in the ordinary course of business or in accordance with their terms, or reflected or reserved against in the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries or incurred in the ordinary course of business;

    (k) (i) terminate, modify, amend or waive compliance with any material provision of any of its significant agreements, or fail to take any reasonable action necessary to preserve the material benefits of any significant agreement to the Company or any of its subsidiaries or (ii) enter into any agreement which, if such agreement is entered into, would be a significant agreement;

    (l) enter into any new agreements with, or commitments to, insurance brokers or advisers extending beyond one year or extend any insurance policy beyond one year (including, for the avoidance of doubt, the directors' and officers' liability insurance policies referred to below); or

    (m) take, or agree in writing or otherwise to take, any of the foregoing actions.

  Directors. The Merger Agreement provides that promptly upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer or the purchase by the Purchaser of the Principal Stockholder Shares (as defined herein) upon exercise of the Option (as defined herein) pursuant to the Stockholder Agreement, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) multiplied by (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including any Shares purchased pursuant to the Offer and the Stockholder Agreement) bears to the total number of outstanding Shares; provided, however, that until the Effective Time there shall be at least two Continuing Directors (as defined herein); and the Company shall, upon request by the Purchaser, promptly either increase the size of the Board or use its best efforts to secure the resignation of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board and shall cause the Purchaser's designees to be so elected. Promptly upon request by the Purchaser, the Company will use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company designated by the Purchaser and (iii) each committee of each such board. Notwithstanding the foregoing, until the time the Purchaser purchases Shares representing a majority of the Company's voting power on a fully-diluted basis, the Company shall use its best efforts to ensure that all of the members of the Board and such boards and committees as of the date of the

Merger Agreement who are not employees of the Company or affiliates of the Principal Stockholders shall remain members of the Board and such boards and committees until the Effective Time.

  The Company's obligations to appoint designees to the Board shall be subject to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the foregoing provisions of the Merger Agreement and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1. Parent or the Purchaser will supply to the Company in writing and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  After the time that the Purchaser's designees constitute at least a majority of the Board and until the Effective Time, any action by the Company with respect to the Merger Agreement and the transactions contemplated hereby which materially and adversely affects the interests of the stockholders of the Company other than Parent and its affiliates, shall require the approval of a majority of the then serving directors, if any, who are directors as of the date hereof (the "Continuing Directors"). If there is more than one Continuing Director and, prior to the Effective Time, the number of Continuing Directors is reduced for any reason, the remaining Continuing Director shall be entitled to designate a person to fill such vacancies, who shall be deemed a Continuing Director for purposes of the Merger Agreement. In the event there is only one Continuing Director and he or she resigns or is removed or if all Continuing Directors resign or are removed, he, she or they, as applicable, shall be entitled to designate his, her or their successors, as the case may be, each of whom shall be deemed a Continuing Director for purposes of the Merger Agreement. The Board shall not delegate any of the foregoing matters to any committee of the Board.

  Stock Options and Warrants. (a) Each unvested, outstanding option to purchase Shares (including any time options or performance options) ("Employee Options") issued pursuant to the Amended and Restated 1995 Stock Purchase and Option Plan for Employees of RELTEC Holdings, Inc. (the "1995 Plan") and its Subsidiaries and the 1998 Equity Participation Plan of the Company (collectively, the "Company Stock Plans") may be accelerated in connection with any change of control (as defined in the applicable Company Stock Plans) that results from the Offer or the Merger, except for the following:

    (i) Employee Options issued under the 1995 Plan to former employees of Rainford Group, plc that vest based on performance will not be accelerated but shall be converted as of the Effective Time into options that vest in equal installments over the performance measurement period remaining after the Effective Time;

    (ii) Employee Options issued to former employees of Positron Fiber Systems Corporation that by their current terms terminate upon a change of control will terminate; and

    (iii) Employee Options issued since the Company's initial public offering in March 1998 will not be accelerated (other than so-called "Stock in the Future" options which will accelerate).

  (b) At the Effective Time, each outstanding vested Employee Option (including any such option which has vested as a result of acceleration as set forth in paragraph (a) above) shall, subject to paragraph (d) below, be canceled by the Company, and each holder of any such canceled vested Employee Option shall be entitled to receive from the Company or, at Parent's option, any subsidiary of the Company (in each case, with funds provided, directly or indirectly, by GEC, p.l.c. (or any successor to the non-defense business)) in consideration for cancelation an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of Shares subject to such vested Employee Option multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share previously subject to such vested Employee Option.

  (c) At the Effective Time, each outstanding unvested Employee Option (other than options that by their terms are canceled or terminated) shall not be canceled or exercised but shall be amended and converted into phantom stock units equivalent to a number of ordinary shares of GEC, p.l.c. ("GEC Shares") (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such unvested Employee

Option by the Conversion Ratio (as defined below), at a price per GEC Share equivalent (rounded up to the nearest whole penny) equal to (A) the exercise price for the Shares previously purchasable pursuant to such unvested Employee Option converted into pounds sterling at the Noon Buying Rate (as defined below) divided by (B) the Conversion Ratio (each, as so adjusted, a "Substitute Phantom Unit"). The value of each Substitute Phantom Unit will be payable upon exercise (less applicable withholding taxes), at Parent's election, in cash or GEC Shares (provided that such GEC Shares are publicly traded on the London Stock Exchange or a U.S. stock exchange) valued at the closing sales price for a GEC Share on the London Stock Exchange (the "LSE") on the date of exercise and shall have other terms and conditions comparable to those of the unvested Employee Option replaced by such Substitute Phantom Unit. The "Conversion Ratio" shall be equal to the Per Share Merger Consideration converted into pounds sterling at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date of the Effective Time (the "Noon Buying Rate") divided by an amount equal to the average of the closing price for a GEC Share on the LSE for the twenty trading days preceding the Effective Time and weighted for trading volumes of GEC Shares on each such day. In the event another company becomes the successor ultimate parent of Parent, the shares of such successor will be substituted for GEC Shares on an equitable basis.

  (d) Subject to the need to comply with applicable legal requirements, Parent shall provide to each holder of a vested Employee Option that is to be canceled at the Effective Time in lieu of the positive cash payment pursuant to paragraph (b) above, an alternative of converting such vested Employee Option into Substitute Phantom Units on the same basis described in paragraph
(c) above.

  Indemnification of Directors and Officers. In the Merger Agreement, Parent and the Purchaser have agreed that, from and after the Effective Time, Parent and the Purchaser shall indemnify and hold harmless each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties" and individually, the "Indemnified Party") against all losses, liabilities, expenses, claims or damages in connection with any claim, suit, action, proceeding or investigation based in whole or in part on the fact that such Indemnified Party is or was a director, officer or employee of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees and arising out of acts or omissions occurring prior to and including the Effective Time (including but not limited to the transactions contemplated by the Merger Agreement) to the fullest extent permitted by applicable law, for a period of not less than six years following the Effective Time; provided that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

  Parent has also agreed to cause the certificate of incorporation and by-laws of the Surviving Corporation and its subsidiaries to include provisions for the limitation of liability of directors and indemnification of the Indemnified Parties to the fullest extent permitted under the DGCL and not to permit the amendment of such provisions in any manner adverse to the Indemnified Parties, as the case may be, without the prior written consent of such persons, for a period of six years from and after the date of the Merger Agreement.

  For six years after the Effective Time, the Surviving Corporation shall cause to be maintained the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are substantially equivalent) with respect to matters occurring prior to the Effective Time, to the extent such policies are available; provided that in no event shall the Surviving Corporation be required to expend, in order to maintain or procure such insurance coverage, any amount per annum greater than 150% of the current annual premiums paid by the Company for such insurance (which the Company represented and warranted in the Merger Agreement to be not more than $305,375).

  Reasonable Best Efforts. The Merger Agreement provides that, subject to the terms of the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable on their part under the Merger Agreement or applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Stockholder Agreement. Without limiting the generality of the foregoing, Parent, the Purchaser, Principal Stockholders and the Company agreed to cooperate with one another (i) in the preparation and filing of the Offer Documents, the Schedule 14D-9, the Proxy Statement and any required filings in connection with the Required Approvals and any other applicable laws; (ii) in determining whether action by or in respect of, or filing with, any Governmental Entity is required, proper or advisable or any actions, consents, waivers or approvals are required to be obtained from parties to any contracts, in connection with the transactions contemplated by this Agreement and the Stockholder Agreement; (iii) in taking all action reasonably necessary, proper or advisable to secure any necessary consents, approvals or waivers from third parties, including under existing debt obligations of the Company and its subsidiaries or to amend the notes, indentures or agreements relating to such existing debt obligations to the extent required by such notes, indentures or agreements, or to redeem or repurchase such debt obligations; (iv) in contesting any pending legal proceeding, whether judicial or administrative, relating to the Offer or the Merger including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; (v) executing any additional instruments necessary to consummate the transactions contemplated hereby; and
(vi) in seeking timely to obtain any such actions, consents and waivers and to make any such filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

  Directors and Officers. The directors of the Purchaser at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until his or her successor is duly elected and qualified. The officers of the Purchaser at the Effective Time, and/or any individuals designated by Parent, shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until his or her successor is duly appointed and qualified.

  Employee Matters. For a period of at least two years after the Effective Time, Parent shall cause the Surviving Corporation to provide benefit plans (other than any stock-based plans, programs or arrangements) that are in the aggregate substantially as favorable as the Company's existing compensation, welfare and pension benefit plans, programs and arrangements for the benefit of current and former employees and directors of the Company (subject to such modification as may be required by applicable law).

  If any employee of the Company or any of its subsidiaries becomes a participant in any employee benefit or compensation plan, arrangement, practice or policy of Parent or any affiliate of Parent, such employee shall be given credit for eligibility and vesting under such plan, arrangement, practice or policy for all service prior to the Effective Time with the Company, any of its subsidiaries, affiliates or any predecessors for which the employee would have been credited in the Company's plans immediately prior to the Effective Time.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

  Procedure for Amendment, Extension or Waiver. Subject to the third paragraph under "Directors and Officers" above, the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after adoption of the Merger by the stockholders of the Company (if required by applicable law) but, after any such approval, no amendment shall be made that requires the approval by the Company's stockholders without obtaining such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

  Subject to the third paragraph under "Directors and Officers" above, the Company, on the one hand, and Parent and the Purchaser, on the other hand, may
(i) extend the time for the performance of any of the obligation or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant thereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger

Agreement. Any agreement on the part of any party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

  Assignment. The Merger Agreement provides that the Purchaser may assign its rights and obligations (including the right to purchase Shares in the Offer), in whole or in part, to any direct or indirect subsidiary of GEC, p.l.c. (or the successor to the non-defense business of GEC, p.l.c.) so long as the transferee agrees in writing to be bound by the Merger Agreement, but no such assignment shall relieve Parent or the Purchaser of its obligations under the Merger Agreement if such transferee does not perform such obligations.

Stockholder Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Stockholder Agreement which is filed as Exhibit 3 hereto and incorporated herein by reference.

  Pursuant to the Stockholder Agreement, each of the Principal Stockholders has unconditionally agreed to tender into the Offer, and not to withdraw therefrom prior to the termination, withdrawal or expiration date of the Offer (or any extension thereof), all of the Shares beneficially owned by such Principal Stockholder (the "Principal Stockholders Shares"). Each Principal Stockholder also agreed pursuant to the Stockholder Agreement (i) promptly to exercise any "drag-along" or other rights that permit it to require any other person to sell its Shares upon a sale by such Principal Stockholder of its Shares ("Drag-Along Rights") to cause the person subject to such Drag-Along Rights to tender in the Offer, and not withdraw, any Shares held by such person and (ii) promptly to use its reasonable best efforts to cause each of its affiliates to exercise any Drag-Along Rights held by such affiliate to cause the person subject to such Drag-Along Rights to tender in the Offer, and not withdraw, any Shares held by such person.

  Each Principal Stockholder will receive the Offer Price with respect to the Shares tendered by it in the Offer. On the business day after the date the Shares are accepted for payment and purchased by the Purchaser pursuant to the Offer, the Purchaser or Parent, as the case may be, shall make payment by wire transfer of immediately available funds to each Principal Stockholder of the purchase price for such Principal Stockholder's Shares to an account designated by such Principal Stockholder.

  In addition, each Principal Stockholder has granted to the Purchaser an irrevocable option (collectively, with respect to all the Principal Stockholders' Shares, the "Option") to purchase all, but not less than all, such Principal Stockholder's Shares, subject to the following two paragraphs. The exercise price for each Principal Stockholder's Share shall be the Offer Price. In the event of any change in the number or kind of such Principal Stockholder's Shares by reason of stock dividends, stock splits, recapitalizations, combinations, reclassifications, exchanges or changes of shares, then the exercise price for such Principal Stockholder's Shares shall be adjusted appropriately so that the total amount to be paid upon exercise in whole of the Option with respect to such Principal Stockholder's Shares would remain unchanged.

  The Option may be exercised prior to the termination of the Stockholder Agreement in the event that the Offer has expired or has otherwise been terminated and any Principal Stockholder has failed to tender all of its Shares or has withdrawn any of its Shares tendered in the Offer prior to such expiration or termination. Parent and the Purchaser agree that, in the event that the Option is exercised, the Purchaser will agree to purchase from any holder of Shares with tag-along or similar rights granted by any Principal Stockholder that wishes to sell its shares of Common Stock to the Purchaser of all shares of Common Stock of such holder on the same terms of the purchase pursuant to the exercise of the Option.

  The obligations of each Principal Stockholder to deliver, and the Purchaser to purchase and pay for, such Principal Stockholder's Shares, or any portion thereof, upon exercise of the Option are subject to the conditions that (i) no preliminary or permanent injunction or other order prohibiting the delivery of such Principal Stockholder's Shares issued by a court of competent jurisdiction shall be in effect and (ii) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired and the other Required Approvals, shall have been obtained or satisfied, as the case may be, on terms satisfactory to Parent in its reasonable discretion; provided that this condition may not be asserted by any Principal Stockholder with respect to any Required Approval if the potential penalty for any failure to receive such Required Approval will be borne only by Parent or the Purchaser. In the event that any of the aforesaid conditions have not been satisfied at or prior to the scheduled time of closing in respect of the Option, the closing shall be delayed for such period as shall be necessary in order for such conditions to be satisfied, but in no event shall the closing be delayed by more than 60 days. If the closing does not occur within such period, the Option and the exercise of the Option shall terminate and be void. Termination of the Stockholder Agreement after a notice has been properly delivered thereunder will not terminate or otherwise affect the parties' obligations thereunder as to the exercise of the Option pursuant to such notice.

  The obligation of the Purchaser to purchase and pay for such Principal Stockholder's Shares, or any portion thereof, upon exercise of the Option is also subject to the fulfillment, or waiver by the Purchaser, of the conditions (which may be waived by the Purchaser in its sole discretion) that (i) such Principal Stockholder's representations and warranties contained in this Agreement, and the Company's representations and warranties contained in the Merger Agreement shall be true and correct on and as of the date of the closing, as though such representations and warranties were made on such date,
(ii) such Principal Stockholder shall have performed in all material respects all of its covenants and agreements under the Stockholder Agreement required to be performed at or prior to the closing or the Company shall have performed in all material respects all of its covenants and agreements under the Merger Agreement required to be performed at or prior to the closing hereunder, and
(iii) such Principal Stockholder shall have delivered to Parent and the Purchaser on the date of the closing a certificate to such effect, and the Company shall have delivered to Parent and the Purchaser on the date of the closing a certificate to such effect executed by the Chief Executive Officer of the Company.

  Except pursuant to the Stockholder Agreement, no Principal Stockholder shall, without the prior written consent of Parent, directly or indirectly (i) during the term of the Stockholder Agreement grant any proxies or enter into any voting trust, power of attorney or other agreement or arrangement with respect to the voting of such Principal Stockholder's Shares, (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of any of such Principal Stockholder's Shares during the term of the Stockholder Agreement or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby. Each Principal Stockholder agrees not to seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or assignment or understanding and agrees to notify Parent promptly and to provide all details requested by Parent if such Principal Stockholder shall be approached or solicited, directly or indirectly, by any person with respect to any of the foregoing. Each Principal Stockholder agrees to use its reasonable best endeavours to cause the Company to perform its obligations under the Merger Agreement. The provisions set forth in this paragraph are referred to herein as the "Stockholder Lock-up Provisions".

  Under the Stockholder Agreement, each Principal Stockholder agreed, to the extent such Principal Stockholder continues to own, or have legal rights in respect of, its Shares, that (i) at any meeting of stockholders of the Company called to vote upon the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement or upon which a vote, consent or other approval with respect to the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement is sought, such Principal Stockholder shall vote (or cause to be voted) or shall consent, execute a consent or cause to be executed a consent in respect of such Principal Stockholder's Shares in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (ii) at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, such Principal Stockholder shall vote (or cause to be voted) such Principal Stockholder's Shares against (x) any Acquisition Proposal or any action which is a component of any Acquisition Proposal or would be a component of an Acquisition Proposal if it were contained in a proposal, (y) any merger agreement or merger (other than the Merger Agreement and the Merger), reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or (z) any amendment of the Company's Certificate of Incorporation or By-laws which amendment would in any manner partially or wholly prevent or materially impede, interfere with or delay the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (x), (y) or (z) above, a "Competing Transaction").

  Under the Stockholder Agreement, each Principal Stockholder has irrevocably granted to, and appointed, Patricia Hoffman and Thomas Edeus and any other individual who is designated by Parent, until the termination of the Stockholder Agreement, an irrevocable proxy, coupled with an interest, and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Principal Stockholder, with respect to all such Principal Stockholder's Shares, to vote such Principal Stockholder's Shares, or grant or execute a consent or approval, in the complete discretion of Parent or the Purchaser, as the case may be, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought (i) in favor of the Merger and any transactions contemplated by, or necessary or desirable to consummate the transactions contemplated by, the Merger Agreement and the adoption of the Merger Agreement and (ii) against any Competing Transaction. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL.

Confidentiality Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit 4 hereto and incorporated herein by reference.

  Pursuant to a Confidentiality Agreement, GEC, p.l.c. and the Company agreed to keep confidential certain information exchanged between such parties. The Confidentiality Agreement also contains customary non-solicitation and standstill provisions. The Merger Agreement provides that the provisions of the Confidentiality Agreement shall remain binding and in full force and effect and that the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement until the Purchaser purchases a majority of the outstanding Shares pursuant to the Offer.

ITEM 4. The Solicitation or Recommendation.

  (a) Recommendation. The Board, at a special meeting held on February 28, 1999, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated by the Stockholder Agreement and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares thereunder. A copy of the Company's letter to stockholders, dated as of March 5, 1999, is filed hereto as Exhibit 6 and incorporated herein by reference.

  (b) Background; Reasons for the Board's Conclusions. Recently, the telecommunications equipment and data communication systems industry has undergone increasing consolidation. The reasons for this trend have included the convergence of voice and data communications systems, data communications and telecommunications equipment customers' desire to have suppliers with expanded product offerings and broad geographic reach and the increased capital resources necessary to compete effectively. In response to these trends, management of the Company has for some time been investigating the Company's commercial and strategic alternatives.

  During 1998, the Company had discussions with several large, highly capitalized companies in the data and voice communications equipment industry, including GEC, p.l.c and Marconi Communications, concerning potential commercial or strategic transactions. Discussions with one company continued for several months and involved a number of meetings and telephone discussions. While a potential sale of the Company or portion of the Company were explored with this company, no agreement on price or structure of a transaction was reached and discussions ended in November, 1998.

  In late December, 1998, management again approached the Board and recommended that the Company consider a transaction with a strategic partner to enable the Company to better realize the potential of its current product offerings. Based upon this recommendation, the Board authorized management to engage Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Salomon Smith Barney Inc. ("Salomon Smith Barney") (collectively, the "Financial Advisors") to assist the Company in identifying and evaluating its potential strategic partners and strategic alternatives. Beginning on February 1, 1999, seven large, highly capitalized companies in the data and voice communications equipment industry, including GEC, p.l.c., were contacted that were believed, based upon, among other things, size and market position, to be most likely interested in, and capable of successfully consummating, a potential transaction with the Company. These seven companies included three that had previously contacted the Company regarding such a possible transaction, one of which was engaged in discussions with the Company at the beginning of February, 1999.

  In response to a call from a representative of the Financial Advisors, on February 3, 1999 Mr. Mayo, Finance Director of GEC, p.l.c., called Alexander Navab, Jr., a director of the Company and a director of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), to discuss the possibility of a strategic transaction with the Company. On February 4 and February 5, Mr. Mayo and Mr. Navab had several conversations concerning the possibility of such a transaction. Subsequent to those conversations, on February 8, Henry R. Kravis, a director of the Company and a founding partner of KKR, called Lord Simpson, the Chief Executive Officer of GEC, p.l.c., to discuss a potential sale of the Company and GEC, p.l.c.'s interest in the Company. On February 10, 1999, GEC, p.l.c. entered into a confidentiality agreement with the Company.

  On February 12, 1999, representatives of GEC, p.l.c., including Mr. Mayo, met in Cleveland, Ohio with representatives of the Company, including Mr. Navab and Dudley P. Sheffler, President, Chief Executive Officer and a director of the Company. During such meeting, representatives of the Company made presentations about the business of the Company, including certain financial information, and representatives of GEC, p.l.c. made a presentation on its business and technology.

  On February 16 and 17, 1999, representatives of the Company and GEC, p.l.c. met at the Company's Montreal, Quebec facilities to discuss and review some of the Company's current product offerings and new product developments. On February 17, 1999, representatives of GEC, p.l.c., including Mr. Mayo and representatives of the Company, including Mr. Navab and Mr. Sheffler, participated in a video conference to discuss the strategic alternatives of the Company and the scope and timing of GEC, p.l.c.'s due diligence and to review certain financial, tax and legal matters. Counsel to Parent also received a draft of a proposed merger agreement prepared by counsel to the Company on this date.

  On February 18, 1999, the Company received a proposal from GEC, p.l.c. to acquire the Company on terms which were not acceptable to the Company. From February 15, 1999, through February 24, 1999, negotiations between representatives from GEC, p.l.c., Credit Suisse First Boston Corporation ("CSFB"), the Company, the Financial Advisors and KKR took place concerning the purchase price for the Company and the willingness of the Principal Stockholders, owning approximately 81.2% of the Company's outstanding Shares, to agree to sell GEC, p.l.c. their Shares pursuant to the terms of a stockholder agreement.

  On February 24, 1999, Parent's counsel transmitted a proposed merger agreement and stockholder agreement to the Company setting forth the basis upon which Parent was prepared to proceed with a transaction to acquire the Company.

  On February 25, 1999, Mr. Mayo and counsel to GEC, p.l.c. met in New York with Mr. Kravis, Mr. Navab and James H. Greene, Jr., a director of the Company and a partner of KKR, to negotiate the terms of a possible transaction, including the purchase price. At the end of this meeting, the parties preliminarily agreed that GEC, p.l.c. or one of its United States affiliates would acquire all outstanding Shares at a purchase price of $29.50 per Share, subject to additional due diligence, the terms and conditions of a definitive agreement to be negotiated, approval by the Board of Directors of the Company and the Board of Directors of GEC, p.l.c. and certain regulatory approvals. Mr. Mayo indicated that it was a condition of GEC, p.l.c.'s willingness to have Parent and the Purchaser enter into the Merger Agreement that the Principal Stockholders enter into the Stockholder Agreement.

  On February 26, 1999, the Board held a special telephonic meeting to discuss the proposal made by GEC, p.l.c. At the meeting Mr. Navab gave an overview of the negotiations that had taken place with GEC, p.l.c. with respect to the transaction. As part of this overview, Mr. Navab informed the Board that GEC, p.l.c. was prepared to enter into a transaction to purchase all of the shares of the Company for $29.50 per Share only if the Principal Stockholders committed to sell GEC, p.l.c. their Shares pursuant to the terms of the Stockholder Agreement. Counsel for the Company discussed with the Board its fiduciary duties under Delaware Law in connection with the proposed transaction. The Financial Advisors then reviewed with the Board the structure and financial terms of the transaction proposed by GEC, p.l.c., the Company's strategic alternatives, the status of discussions with other potential purchasers, the financial analyses performed by the Financial Advisors in connection with their evaluation of the proposed consideration of $29.50 per Share and their views of the telecommunications equipment industry generally. After a discussion concerning the matters presented, the Board authorized management of the Company to negotiate, subject to final Board approval, the terms of a definitive agreement to sell the Company to Parent for $29.50 per Share in cash.

  From February 26, 1999 through February 28, 1999, representatives of GEC, p.l.c., its counsel and CSFB, including Mr. Mayo, conducted due diligence with management of the Company in Cleveland, Ohio and representatives of GEC, p.l.c. and CSFB conducted due diligence with management of the Company in Dallas, Texas. Also during this time, representatives of the Company, Parent, the Principal Stockholders and their respective counsel negotiated the terms of the Merger Agreement and the Stockholder Agreement.

  On February 28, 1998, the Board held a special telephonic meeting to consider the final terms and conditions of the Offer, the Merger and the Merger Agreement and the Stockholder Agreement. At this meeting Mr. Navab reviewed with the Board the negotiations of the transaction since the last meeting of the Board. Following Mr. Navab's presentation, each of the Financial Advisors delivered to the Board an oral opinion (subsequently confirmed in writing) as to the fairness of the $29.50 per Share consideration from a financial point of view. Counsel to the Company presented a summary of the Merger Agreement and the Stockholder Agreement and reviewed with the Board the material terms of the Merger Agreement and the Stockholder Agreement. Representatives of the Company discussed with the Board the proposed treatment of the outstanding employee options in connection with the transactions. Based upon such discussions, presentations and opinions, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated by the Stockholder Agreement, and
(iii) recommended in satisfaction of all applicable requirements for Board action under Section 251 of Delaware Law in order for the Merger to be validly approved, that the stockholders of the Company accept the Offer, tender their shares thereunder and, to the extent required by applicable law, approve and adopt the Merger Agreement and the Merger.

  On March 1, 1999, GEC, p.l.c.'s full board of directors met in London and approved Parent and the Purchaser entering into the Merger Agreement and the Stockholder Agreement. Following these approvals, the Merger Agreement and the Stockholder Agreement were executed and the transaction was publicly announced prior to the opening of the New York Stock Exchange on March 1, 1999. On March 5, 1999, the Purchaser commenced the Offer.

  Reasons for the Board's Conclusions. In reaching the determination described in paragraph (a) above, the Board considered a number of factors, including without limitation, the following:

    (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

    (ii) Current conditions and trends in the telecommunications and data communications equipment industry, and the effect of those trends and conditions on the Company;

    (iii) A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of continuing to operate the Company as an independent entity, a strategic combination with a company other than GEC, p.l.c., a sale or partial sale of the Company through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing such alternative;

    (iv) The results of efforts undertaken by the Financial Advisors at the direction, and on behalf, of the Company to solicit indications of interest in the possible acquisition of the Company from third parties other than GEC, p.l.c.;

    (v) The financial presentation of the Financial Advisors to the Board in connection with the Offer and the Merger, including the written opinion dated February 28, 1999 of each of Morgan Stanley and Salomon Smith Barney to the effect that, as of such date and based upon and subject to certain matters stated in their respective opinions, the $29.50 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinions dated February 28, 1999 of Morgan Stanley and Salomon Smith Barney, which set forth the assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Exhibits 7 and 8, respectively, and are incorporated herein by reference. The opinions of the Financial Advisors are directed only to the fairness, from a financial point of view, of the $29.50 per Share consideration and are not intended to constitute, and do not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinions carefully in their entirety;

    (vi) The terms and conditions of the Merger Agreement and the Stockholder Agreement;

    (vii) The likelihood that the Merger would be consummated, including the experience, reputation and financial condition of GEC, p.l.c. and Parent and the risks to the Company if the acquisition were not consummated;

    (viii) The fact that the holders of approximately 81.2% of the Shares were prepared to commit to tender their Shares into the Offer pursuant to the terms of the Stockholder Agreement;

    (ix) The fact that the Offer and the Merger are not subject to a financing condition; and

    (x) The availability of dissenters' rights in the Merger under applicable law.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. Persons Retained, Employed or to be Compensated.

  The Company has retained Morgan Stanley and Salomon Smith Barney to act as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of their engagement, the Company has agreed to pay the Financial Advisors an aggregate fee of $13,333,000 to be divided equally between the Financial Advisors, payable upon consummation of the Offer. The Company also has agreed to reimburse the Financial Advisors for reasonable expenses and to indemnify the Financial Advisors and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement. Each of the

Financial Advisors has in the past provided investment banking services to the Company and its affiliates and affiliates of Parent unrelated to the Offer and the Merger, for which services the Financial Advisors have received compensation. In the ordinary course of business, Morgan Stanley and its affiliates and Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and affiliates of the Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In consideration of its advisory services to the Company in connection with the negotiation of the Offer and the Merger, KKR will receive a fee of $6,667,000, payable upon consummation of the Offer. The directors of the Company who are not affiliated with KKR unanimously approved the fee to KKR.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. Recent Transactions and Intent with Respect to Securities.

  (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On February 16, 1999, Dudley P. Sheffler, President, Chief Executive Officer and director of the Company, made five separate 1,000 share gifts of the Company's Common Stock to various trusts. Mr. Sheffler remains the beneficial owner of these shares.

  (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Stockholder Agreement, the Principal Stockholders have agreed to tender into the Offer approximately 81.2% of the shares outstanding.

ITEM 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Prior to entering into the Merger Agreement, the Company had preliminary contacts with other entities that had expressed interest in the Company. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or
(4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth above, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. Additional Information to be Furnished.

  (a) The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders.

  (b) As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

  In accordance with the Merger Agreement and Section 203, at its meeting on February 28, 1999, the Board unanimously approved the Offer and the Merger and the Stockholder Agreement and determined to make the restrictions of Section 203 inapplicable to the Offer and the Merger and the Stockholder Agreement.

ITEM 9. Material to be Filed as Exhibits.

Exhibit 1. Agreement and Plan of Merger, dated as of March 1, 1999, by and among Parent, the Purchaser and the Company.

Exhibit 2. Press Release issued by the Company and GEC, p.l.c. on March 1, 1999. (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 4, 1999).

Exhibit 3. Stockholder Agreement and Proxy, dated as of March 1, 1999, by and among Parent, the Purchaser and the stockholders of the Company listed on Annex A thereto.

Exhibit 4. Confidentiality Agreement, dated February 4, 1999, between GEC, p.l.c. and the Company.

Exhibit 5. Letter, dated February 28, 1999 from GEC, p.l.c. to the Company.

Exhibit 6. Letter to Stockholders dated as of March 5, 1999.*

Exhibit 7. Opinion of Morgan Stanley & Co. Incorporated dated as of February 28, 1999.*

Exhibit 8. Opinion of Salomon Smith Barney Inc. dated as of February 28,
1999.*
--------
* Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          RELTEC CORPORATION

                                             /s/ Dudley P. Sheffler
                                          By: _________________________________

Dated: March 5, 1999

                                                                        ANNEX A

                              RELTEC CORPORATION
                       5900 LANDERBROOK DRIVE, SUITE 300
                          CLEVELAND, OHIO 44124-4019

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about March 5, 1999, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, promptly upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer or by the Purchaser of the Principal Stockholders Shares pursuant to the Stockholder Agreement, and from time to time thereafter, to cause the Purchaser's designees (the "Designees") to be elected to a majority of the seats on the Board as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  Pursuant to the Merger Agreement, on March 5, 1999, Parent and the Purchaser commenced the Offer. The Offer is scheduled to expire on April 1, 1999.

  The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Parent, the Purchaser and the Designees has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Stock, par value $.01 per share (the "Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of February 19, 1999, there were 56,420,703 shares of Common Stock outstanding.

                              BOARD OF DIRECTORS

General

  The Board is currently comprised of six members. Pursuant to the Company's Bylaws (the "Bylaws"), directors are elected annually. All directors of the Company hold office until the election and qualification of their successors.

Designees

  Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser of a majority of the outstanding Shares pursuant to the Offer or by the Purchaser of the Principal Stockholders Shares pursuant to the Stockholder Agreement, and from time to time thereafter, the Purchaser is entitled to designate such number of members of the Board, rounded up to the next whole number, equal to that number of directors which equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) multiplied by (ii) the percentage that such number of Shares owned by the Purchaser and its affiliates (including any Shares purchased pursuant to the Offer and the Stockholder Agreement) bears to the number of Shares outstanding; provided, however, that until the Effective Time, there shall be at least two directors who are directors as of the date hereof. Upon the request of the Purchaser, the Company shall promptly (i) either increase the size of the Board or use its best efforts to secure the resignation of such number of its incumbent directors as is necessary to enable the Designees to be so elected to the Board and (ii) cause the Designees to be so elected.

  The Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of GEC, p.l.c. and its affiliates listed in Schedule I attached hereto. The Purchaser has informed the Company that each of the individuals listed in Schedule I has consented to act as a director, if so designated. The business address of Parent and the Purchaser is 1500 Mittel Boulevard, Wood Dale, Illinois 60191-1073 (c/o Videojet Systems International, Inc.).

  It is expected that the Designees may assume office at any time following the purchase by the Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis, which purchase cannot be earlier than April 1, 1999, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

Directors and Executive Officers of the Company

  The names, ages and principal occupation for the past five years and directorships of the Company's directors and executive officers are as follows:

  Directors

      Name                    Age Position
      ----                    --- --------
                                  President, Chief Executive Officer and
      Dudley P. Sheffler.....  54 Director
      James H. Greene, Jr. ..  48 Director
      R.C. Johnstone, Jr. ...  54 Director
      Henry R. Kravis........  55 Director
      Alexander Navab, Jr. ..  33 Director
      George R. Roberts......  55 Director

  Dudley P. Sheffler has been President and CEO of the Company and a director of the Company since August 1995. He has served as President of the Company and its predecessor since 1981. Mr. Sheffler was a director of Reliance Electric Company from 1993 to 1995 and held a number of management positions in finance, operations and engineering at Reliance since 1970. Mr. Sheffler is a director of the Telecommunication Industry Association.

  James H. Greene, Jr. has been a director of the Company since June 1995 and is a member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates, L.P. ("KKR Associates"). He is also a director of Accuride Corporation, Bruno's, Inc., Owens-Illinois, Inc., Randall's Food Markets, Inc. and Safeway Inc.

  R.C. Johnstone, Jr. was appointed to the Board in June 1998. Mr. Johnstone was with the Bechtel Group, Inc. from 1972 to 1997, during which time Mr. Johnstone served as President of Bechtel Systems and Infrastructure, Bechtel National, Bechtel Telecommunications and Bechtel Industrial. Mr. Johnstone was responsible for the restructuring and turn around of Bechtel Systems and Infrastructure and Bechtel National and coordinated the start-up of Bechtel Telecommunications and Bechtel Industrial. He was Chief Financial Officer of Bechtel Group, Inc. from 1990 to 1992 and was a member of the Board of Directors of Bechtel Group, Inc. and a number of its subsidiaries from 1992 to 1997.

  Henry R. Kravis has been a director of the Company since August 1995. He is a managing member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection Ltd., Bruno's, Inc., Evenflo Company Inc., The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Newsquest Capital plc, Owens-Illinois, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Regal Cinemas, Inc., Safeway Inc., Sotheby's Holdings, Inc. and Spalding Holdings Corporation.

  Alexander Navab, Jr. has been a director of the Company since June 1995. He has been a director of KKR since 1998, an executive of KKR since 1993 and a limited partner of KKR Associates since 1993. From 1991 to 1993, Mr. Navab was an associate at James D. Wolfensohn, Inc. He is also a director of Borden, Inc., KSL Recreation Group, Inc., Neway Anchorlok International, Inc., Newsquest Capital plc, Regal Cinemas, Inc. and World Color Press, Inc.

  George R. Roberts has been a director of the Company since August 1995. He is a managing member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection Ltd., Bruno's, Inc., Evenflo Company, Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Regal Cinemas, Inc., Safeway Inc. and Spalding Holdings Corporation.

  Messrs. Kravis and Roberts are first cousins.

  Executive Officers

      Name                    Age Position
      ----                    --- --------
                                  President, Chief Executive Officer and
      Dudley P. Sheffler.....  54 Director
      W. Michael Corkran.....  45 President, North America and Asia/Pacific
      Patrick L. Welker......  52 President, Europe and Latin America
      Scott A. Fine..........  39 Vice President, Finance
      Valerie Gentile Sachs..  43 Vice President, General Counsel and Secretary
      David G. Phelps........  48 Vice President, Human Resources
      John L. Wilson.........  49 Vice President, Controller

  Dudley P. Sheffler has been President and CEO of the Company and a director of the Company since August 1995. He has served as President of the Company and its predecessor since 1981. Mr. Sheffler was a director of Reliance Electric Company from 1993 to 1995 and held a number of management positions in finance, operations and engineering at Reliance since 1970. Mr. Sheffler is a director of the Telecommunication Industry Association.

  W. Michael Corkran has been President, North America and Asia/Pacific since July 1997. Prior to that, he was Vice President/General Manager, Reliable Electric Division of the Company (outside plant) and its predecessor since 1993. From 1990 to 1993, Mr. Corkran served as Director of Marketing for the Reliable Electric Division and, prior thereto, held various management positions at Reliance Electric Corporation since 1976.

  Patrick L. Welker has been President, Europe and Latin America since July 1997. Prior to that, Mr. Welker was Vice President/General Manager, Access Systems of the Company and its predecessor since 1993. From 1991 to 1993, Mr. Welker was the Vice President and General Manager of the Engineered Systems Division of Reliance Comm/Tec Corporation and from 1990 to 1991, he served as General Manager of Reliance Comm/Tec Canada.

  Scott A. Fine has been Vice President, Finance since December 1997. Mr. Fine joined the Company in 1996 as Vice President, Strategic Planning & Business Development after having been in the Investment Banking Division at Goldman, Sachs & Co. for the previous eleven years. Prior thereto, Mr. Fine was associated with McKinsey & Company, Inc., a worldwide strategic consulting firm.

  Valerie Gentile Sachs has been Vice President, General Counsel and Secretary since December 1997. Prior to that, Mrs. Sachs worked for M.A. Hanna Company for over nine years, where her last position was Senior Associate Counsel.

  David G. Phelps has been Vice President, Human Resources for the Company and its predecessor since 1986. Prior to assuming his current position, Mr. Phelps was Director, Human Resources for Transmission Products at Reliance Comm/Tec.

  John L. Wilson has been Vice President and Controller of the Company since August 1995. From 1993 to August 1995, Mr. Wilson was the Controller of the Company and its predecessor and prior thereto, from 1989 to 1993, he served as Controller of the Lorain Products Division of Reliance Comm/Tec. Mr. Wilson held management positions in audit with Exxon Corporation for ten years before joining Reliance Electric Company.

Board Meetings and Committees

  The Board held thirteen meetings during the fiscal year ended December 31, 1998. Each director, except for Mr. Kravis, attended 75% or more of the total number of Board meetings and meetings of the committee on which the director served during the time he served on the Board or committee.

  The Board has three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee. The functions of these committees are described below.

  Audit Committee. The Audit Committee selects and engages, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements, and reviews and approves the planned scope of the annual audit. The Audit Committee consists of Messrs. Johnstone, Greene and Navab. The Audit Committee met once in 1998.

  Compensation Committee. The Compensation Committee establishes remuneration levels for certain officers of the Company and performs such functions as provided under the Company's employee benefit programs and executive compensation programs. The Compensation Committee consists of Messrs. Greene, Navab and Johnstone. The Compensation Committee met three times in 1998.

  Executive Committee. The Executive Committee exercises all the powers of the Board (subject to the Company's conflict of interest policies and certain other limitations) in the management and direction of the business of the Company. The Executive Committee consists of Messrs. Sheffler, Greene and Navab. The Executive Committee met six times in 1998.

  There is no standing Nominating Committee.

Directors Compensation

  Directors who are also employees of the Company receive no remuneration for serving as directors. Each director who is not an employee of the Company (a "Non-Employee Director") receives an annual retainer of $25,000.

  In addition, the 1998 Equity Participation Plan of the Company (the "Equity Plan") provides for (i) automatic grants of non-qualified stock options to purchase 10,000 shares of Common Stock to each Non-Employee Director at the time of election to the Board (or for each Non-Employee Director who was not an employee at the time of the initial public offering of the Company's Common Stock (the "IPO") at the time of the IPO), and (ii) automatic grants of non-qualified stock options to purchase a set number of shares of Common Stock to each Non-Employee Director upon each successive anniversary of such grant date upon which the Non-Employee Director remains a member of the Board. In addition, the Equity Plan provides that each Non-Employee Director who purchases 5,000 shares of the Company's Common Stock during the 90-day period from and including the first date that such Non-Employee Director is elected to the Board will be granted on the date of such purchase non-qualified stock options to purchase 10,000 shares. For Non-Employee Directors who were Non-Employee Directors at the time of the IPO, such 90-day period runs from and includes the date of the IPO. Each such grant shall be set forth in a written agreement between the Company and the Non-Employee Director indicating the terms and conditions of the option. The exercise price of such options shall be the fair market value of a share of Common Stock on the date of grant. Each option shall become exercisable in cumulative annual installments of one-fifth each on each of the first five anniversaries of the date of the grant so long as the Non-Employee Director continues to serve as a director of the Company; provided, however, to the extent permitted by Rule 16b-3, the Board may accelerate the exercisability of options upon the occurrence of certain specified extraordinary corporate transactions or events, and provided further that upon the occurrence of a "Change in Control" of the Company (as defined in the Equity Plan) all outstanding options shall become immediately exercisable. No portion of an option granted to any Non-Employee Director shall be exercisable after the tenth anniversary of the date of grant or more than three months after the termination of the Non-Employee Director's services as director of the Company, provided, however, that in the event of the Non-

Employee Director's death or disability, the option may be exercised until the earlier of 12 months following such death or disability or the tenth anniversary of the date of grant.

  The Company maintains a deferred compensation plan, effective January 1, 1996, for non-employee directors of the Company (the "Directors' Deferred Compensation Plan"). Such directors may defer all or a portion of their compensation to a deferred compensation account under the Directors' Deferred Compensation Plan. Each director makes an investment election directing that his deferred compensation be invested in whole or in part in one of the investment funds offered under the Directors' Deferred Compensation Plan by its manager, The Vanguard Group. Amounts in deferred compensation accounts become distributable on the date that the director ceases to be a director or such earlier time approved by the Board. In October, 1998, the Company established an additional deferral into a "phantom stock" account that tracks the Company's stock performance. Messrs. Greene, Kravis and Roberts elected to move their deferral balance, and directed future deferrals, into such account. On February 28, 1999, in connection with the Merger and pursuant to the terms of the Directors' Deferred Compensation Plan, the Board approved the payment to each participant in the Directors' Deferred Compensation Plan of a single lump sum cash payment of all amounts credited to such participant's account, including any "phantom" stock account, which payment shall occur upon the earliest of (i) the date on which such participant ceases to be a member of the Board, (ii) the occurrence of a Change of Control (as such term is defined in the Directors' Deferred Compensation Plan) and (iii) the consummation of the Merger. Consummation of the Offer will constitute a Change of Control.

  All directors are reimbursed for reasonable expenses incurred to attend director and committee meetings.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of March 1, 1999, the beneficial ownership of Common Stock by (i) each person known by the Company to be the beneficial owner of 5% or more of the Common Stock, (ii) each person who is a director or Named Executive Officer (as defined below) of the Company and
(iii) all directors and executive officers of the Company as a group.

                                              Shares Beneficially Owned
                                        --------------------------------------
                                            Amount and Nature       Percentage
Name of Beneficial Owner                of Beneficial Ownership (1) Ownership
------------------------                --------------------------  ----------
KKR Associates, L.P. (2)...............         45,831,283             81.2%
  Henry R. Kravis (3)..................             64,000                *
  George R. Roberts (4)................             64,000                *
  James H. Greene, Jr. (5).............             44,000                *
Rysaffe Trustee Company (CI) Limited
 (6)...................................          2,655,940              4.7
Dudley P. Sheffler (7).................            362,078                *
W. Michael Corkran (8).................            110,314                *
Patrick L. Welker (9)..................            137,366                *
Michael K. Pratt (10)..................             24,916                *
Richard L. Schwob (11).................            128,401                *
Alexander Navab, Jr. (12)..............             14,000                *
R.C. Johnstone, Jr.....................              5,000                *
All officers and directors as a group
 (12 persons) (13).....................          1,128,014              2.0

--------
* Less than 1%
(1) For purposes of this table, a person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares that each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed outstanding as to any other person.

(2) Shares of Common Stock shown as owned by KKR Associates are owned of record by CMT Associates, L.P. and KKR Partners II, L.P. of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power. Messrs. Kravis, Roberts and Greene (who are directors of the Company) and Messrs. Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, Clifton S. Robbins, Edward D. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell, as general partners of KKR Associates, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. The address of KKR Associates is 9 West 57th Street, New York, New York 10019.

(3) Includes an aggregate of 4,000 options that are exercisable within 60 days of the date hereof and excludes 2,904 units of a stock fund that track performance of the Company's Common Stock offered pursuant to the Directors' Deferred Compensation Plan.

(4) Includes an aggregate of 4,000 options that are exercisable within 60 days of the date hereof and excludes 287 units of a stock fund that track performance of the Company's Common Stock offered pursuant to the Directors' Deferred Compensation Plan.

(5) Includes an aggregate of 4,000 options that are exercisable within 60 days of the date hereof and excludes 3,106 units of a stock fund that track performance of the Company's Common Stock offered pursuant to the Directors' Deferred Compensation Plan.

(6) Includes 2,655,940 shares registered in the name of Rysaffe Trustee Company (CI) Limited A/C BH87. The trust was sponsored by Barry Houghton MBE, who disclaims beneficial ownership of such shares. The address of Rysaffe Trustee Company is P.O. Box 141, La Tonnele House, Le Banques, St. Sampson, Guernsey GY1 3H5, United Kingdom.

(7) Includes an aggregate of 204,000 options that are exercisable within 60 days of the date hereof and 8,078 shares held in the 401(k) plan.

(8) Includes an aggregate of 70,000 options that are exercisable within 60 days of the date hereof and 314 shares held in the 401(k) plan.

(9) Includes an aggregate of 80,080 options that are exercisable within 60 days of the date hereof and 407 shares held in the 401(k) plan.

(10) Includes an aggregate of 7,850 options that are exercisable within 60 days of the date hereof and 67 shares held in the 401(k) plan.

(11) Includes an aggregate of 72,080 options that are exercisable within 60 days of the date hereof and 3,321 shares held in the 401(k) plan.

(12) Includes an aggregate of 4,000 options that are exercisable within 60 days of the date hereof. Mr. Navab is a director of KKR and a limited partner of KKR Associates. Mr. Navab disclaims that he is the beneficial owner of any shares beneficially owned by KKR Associates.

(13) Includes an aggregate of 524,040 options that are exercisable within 60 days of the date hereof. Does not include shares owned by KKR Associates.

             CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

  CMT Associates, L.P. ("CMT Associates"), KKR Partners II, L.P. ("KKR Partners" and, collectively with CMT Associates, the "Investment Partnerships") and KKR Associates (collectively with the Investment Partnerships, the "KKR Partnerships") beneficially own approximately 81.2% of the Company's outstanding shares of Common Stock. As a result the KKR Partnerships have the power to elect all of the Company's directors, appoint new management and approve any action requiring the approval of the holders of Common Stock. KKR Associates is the general partner of the Investment Partnerships. The general partners of KKR Associates are Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Greene are also directors of the Company, as is Alexander Navab, Jr., who is a director of KKR and a limited partner of KKR Associates. Each of the general partners of KKR Associates is also a member of KKR & Co., L.L.C., which serves as the general partner of KKR.

  From time to time, KKR has received customary investment banking fees for services rendered to the Company in connection with divestitures, acquisitions and certain other transactions. KKR received a fee of $7.5 million in cash from the Company for negotiating the purchase of the Company in August 1995 (the "RELTEC Acquisition") and arranging the financing therefor, plus the reimbursement of its expenses in connection therewith. The Company paid KKR a $2.0 million fee for consulting services related to the acquisition of the Rainford Group plc in September 1996 (the "Rainford Acquisition"). In addition, KKR has rendered management, consulting and financial services to the Company for an annual fee of $0.75 million, payable quarterly. During the years ended December 31, 1998, 1997 and 1996, the Company paid $0.8 million, $0.8 million and $0.8 million, respectively, to KKR for such services and for reimbursement of expenses. In consideration of its advisory services to the Company in connection with the negotiation of the Offer and the Merger, KKR will receive a fee of $6,667,000, payable upon consummation of the Offer.

  In connection with the RELTEC Acquisition, the Investment Partnerships entered into Securities Purchase Agreements pursuant to which they acquired 28,000,000 shares of Common Stock and one of the Investment Partnerships, CMT Associates acquired a Subordinated Promissory Note in the principal amount of $135,000,000 (the "Bridge Loan"). The Bridge Loan was guaranteed by the Company's sole wholly owned direct subsidiary. The Securities Purchase Agreements contain provisions (i) restricting the Investment Partnerships' ability to sell shares of Common Stock for up to 90 days after the effective date of certain registration statements, (ii) requiring the Company to reimburse the Investment Partnerships for all costs and expenses arising in connection with the administration, enforcement and preservation of rights under the Securities Purchase Agreements, including, without limitation, all expenses incurred by the Investment Partnerships in connection with the maintenance of their books and records, preparation of tax returns and delivery of tax information to their partners and all travel and other out-of-pocket expenses of KKR Associates in connection with the operation and business of the Investment Partnerships and their ownership of the Common Stock and Bridge Loan and (iii) indemnifying the Investment Partnerships and all of their partners from liabilities, damages and expenses relating to or arising out of the Investment Partnerships' ownership of the Common Stock and Bridge Loan or litigation to which such persons are made a party in their capacity as an owner of such securities.

  Also in connection with the RELTEC Acquisition, the Investment Partnerships entered into the Registration Rights Agreement, dated August 1, 1995, (the "Registration Rights Agreement") with the Company. Pursuant to such agreement the Investment Partnerships have the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act of 1933, as amended, shares of Common Stock held by them. In addition, the Registration Rights Agreement also provides the Investment Partnerships with certain piggyback registration rights. The Registration Rights Agreement provides, among other things, that the Company will pay all expenses in connection with the first six demand registrations requested by the Investment Partnerships and in connection with any registration in which the Investment Partnerships participates through piggyback registration rights granted under such agreement.

  In connection with the issuance of shares of Common Stock to employees of the Company pursuant to the 1995 Plan, such employees granted CMT Associates certain "drag along" rights and CMT Associates granted such employees certain "tag along" rights.

  On September 7, 1995, CMT Associates exchanged $35.0 million of the principal amount of the Bridge Loan into 7,000,000 shares of Common Stock pursuant to the terms of the Bridge Loan. On September 11, 1995, the Company repaid $25.0 million of the principal amount of the Bridge Loan with proceeds from borrowings under its then existing bank credit agreement. In August 1996, CMT Associates exchanged the remaining $75.0 million principal amount for 6,434,783 shares of Common Stock, plus 1,000 shares of Series A Preferred Stock that was subsequently sold to a third party. On April 1, 1997, CMT Associates purchased an additional 4,000,000 shares of Common Stock for $50,000,000, which proceeds were used to repay indebtedness.

  In connection with the Rainford Acquisition, 2,951,044 shares of Common Stock were issued in exchange for certain shares of Rainford Common Stock held for the benefit of Barry Houghton, the former Chairman of Rainford, and his family (the "Settlements") pursuant to certain settlement agreements. The Settlements and the Company entered into a Put/Call Agreement in August 1996 which provided, among other things, the Company the right, under certain circumstances, to purchase some or all of the shares of Common Stock held by the Settlements, and to the Settlements, the right, under certain circumstances, to sell to the Company up to 10% of the shares of Common Stock held by the Settlements. The Put/Call Agreement terminated at the time of the Company's initial IPO. The Settlements also entered into a Stockholders' Agreement with the Company, the Investment Partnerships and certain other shareholders of Rainford. In the Stockholders' Agreement the Settlements granted the Investment Partnerships certain "drag along" rights and the Investment Partnerships granted the Settlements certain "tag along" rights. In addition, the Settlements have granted the Company a right of first refusal with respect to certain transfers of the Common Stock held by the Settlements and the Company granted the Settlements certain piggyback registration rights.

  In connection with the purchase of Common Stock pursuant to the 1995 Plan, the Company made loans to certain employees. The only loan outstanding in fiscal 1998 to an executive officer was to Valerie Gentile Sachs, Vice President, General Counsel and Secretary. The principal amount of the loan is due no later than five years from the date of issuance. Interest accrues at the one-month LIBOR rate plus 100 basis points and is paid semi-monthly with certain principal repayments required as part of annual management incentive awards. The loan is secured by a pledge of the Common Stock held by Ms. Sachs. The largest amount outstanding on Ms. Sachs' loan during 1998 was $219,689 and at December 31, 1998, the outstanding principal balance was $219,406.

                        EXECUTIVE OFFICER COMPENSATION

  The following table sets forth information concerning the compensation of the Chief Executive Officer and four most highly compensated executive officers of the Company (the "Named Executive Officers"), whose total salary and bonus for fiscal 1998 exceeded $100,000 for services rendered in all capacities of the Company and its subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                                   Long-Term
                                      Annual Compensation        Compensation
                               --------------------------------- -------------
                                                                  Securities
                                                      Other       Underlying
        Name and                                     Annual         Options       All Other
   Principal Position     Year  Salary   Bonus   Compensation(1) (# of Shares) Compensation(2)
   ------------------     ---- -------- -------- --------------- ------------- ---------------
Dudley P. Sheffler......  1998 $450,000 $239,400     $   --         67,500         $61,494
President and Chief       1997  400,000  370,080         --         60,000          44,505
 Executive Officer
W. Michael Corkran......  1998  266,678   93,270     124,865        27,500          21,945
President, North America  1997  200,000  133,640         --         55,000           8,366
 and Asia/Pacific
Patrick L. Welker.......  1998  225,000   99,000      63,924        22,500          27,108
President, Europe and     1997  184,294  133,640         --         41,200          15,454
 Latin America
Michael K. Pratt........  1998  205,008   60,000         --         15,390          21,486
Vice President, General   1997  177,294   95,090         --         19,375          10,372
 Manager, Access Systems
Richard L. Schwob.......  1998  204,200   46,350         --         15,390          20,498
Vice President-Sales      1997  174,197   92,006         --         19,375          11,589

--------
(1) Other annual compensation for Messrs. Sheffler, Schwob, and Pratt did not exceed $50,000 or 10% of each of their combined annual salaries and bonuses for any period reported. The amounts shown for Mr. Corkran and Mr. Welker consist principally of a $117,198 reimbursement to Mr. Corkran for expenses in connection with moving from Chicago to Cleveland and a $61,790 payment to Mr. Welker for reimbursement of relocation expenses in connection with Mr. Welker's relocation from Dallas, Texas to Coventry, United Kingdom in addition to a housing allowance and overseas compensation for Mr. Welker's service in Coventry.

(2) Represents (i) Company savings plan 401(k) matching contributions, (ii) RELTEC Retirement Plan contributions, (iii) payments pursuant to the RELTEC Deferred Compensation Plan equal to lost Company savings plan matching contributions resulting from Internal Revenue Code limitations and (iv) in the case of Mr. Sheffler, long term disability insurance premiums as follows:

                                  401(k) Retirement     Deferred      Long Term
                                   Plan     Plan    Compensation Plan Disability
                                  ------ ---------- ----------------- ----------
      Mr. Sheffler
       1998...................... $4,800   $7,548        $47,646        $1,500
       1997......................  4,750    7,548         30,907         1,300
      Mr. Corkran
       1998......................  2,400    7,548         11,997           --
       1997......................  2,400    5,966            --            --
      Mr. Welker
       1998......................  4,800    7,548         14,760           --
       1997......................  4,750    5,966          4,738           --
      Mr. Pratt
       1998......................  4,487    7,548          9,451           --
       1997......................  3,532    3,468          3,372           --
      Mr. Schwob
       1998......................  4,800    7,548          8,150           --
       1997......................  4,750    3,653          3,186           --

Retirement Plans

 General

  The Company maintains a number of "tax qualified" retirement plans, including a 401(k) savings plan, that are each generally available to a broad classification of its employees. In addition, the Company also maintains frozen defined benefit pension plans (the "Pension Plans") for certain eligible salaried and hourly employees (including the Named Executive Officers). Benefits under the Pension Plans are generally determined on the basis of average compensation and/or years of service. Effective December 31, 1997, benefit accruals under the Pension Plans were frozen. Compensation taken into account under the Pension Plans generally includes salary and bonus and other compensation disclosed in the Summary Compensation Table. The normal retirement age under the Pension Plans is 65; however, retirement before age 65 can be elected under certain conditions. Pension amounts will be reduced to reflect retirement prior to age 65.

 Supplemental Retirement Plan for Key Employees

  The Company maintains a Supplemental Retirement Plan for Key Employees (the "Supplemental Plan"), an unfunded "non-qualified" plan that covers certain employees designated by the Board (including the Named Executive Officers) who participate in the Pension Plans and the Deferred Compensation Plan described below or whose benefits under the Pension Plans are limited due to restrictions imposed by federal tax laws. Effective December 31, 1997, benefit accruals under the Supplemental Plan were frozen. Benefits under the Supplemental Plan are based on years of service (including years of service not taken into account under the Pension Plan) and total annual compensation as reported in the Summary Compensation Table and, for participants in the Deferred Compensation Plan, a specified percentage of average awards under such plan multiplied by years of service.

 Special Retirement Program for Elected Officers

  The Company also maintains a deferred compensation plan (the "Special Retirement Program") for principal officers of the Company who participated in a similar predecessor plan of Reliance Electric Company. A principal officer must have served as such for at least two years and, upon retirement, must have at least ten years of service with the Company to be eligible to participate in the Special Retirement Program. Eligibility to participate in the Special Retirement Program is subject to the approval of the Board in the event of retirement prior to the normal retirement date. An individual will not be eligible to participate in the Special Retirement Program in the event of retirement prior to reaching age 55. Effective December 31, 1997, benefit accruals under the Special Retirement Program were frozen.

  The maximum retirement allowance provided under the Special Retirement Program upon a participant's retirement (or at age 60, if retirement commences before age 60), will be 50% of the average of the three best years of total "compensation" (salary plus annual bonus), less pension attributable to the Company contributions under the Company Pension Plan, the Supplemental Retirement Plan and any retirement plan of a prior employer following retirement from the Company, and less 50% of primary Social Security benefit. The maximum retirement allowance of 50% will be payable to the person holding, on retirement, the office of Chief Executive Officer of the Company, and to any other participant with 15 years of service with the Company upon retirement. If a participant, other than the Chief Executive Officer of the Company, has less than 15 years of service upon retirement, the retirement allowance will be reduced by .2777% for each month of service less than 180 months. Under the Special Retirement Program, the group life and medical insurance coverage (other than salary continuation) in effect for a participant at the time of early retirement will be continued until normal retirement.

 Deferred Compensation Plan

  The Company also maintains an unfunded "non-qualified" deferred compensation plan (the "Deferred Compensation Plan") for elected officers and other qualified employees (an "Eligible Employee") of the Company and its subsidiaries and affiliates. An Eligible Employee can elect to defer up to 25% of his or her base salary and up to 100% of any bonus compensation. In addition, because federal law places limitations on contributions to the Company's 401(k) retirement savings plan and the defined contribution retirement plan, the Company contributes to the Deferred Compensation Plan for each participant the amount of matching employer contributions to which the participant would be entitled under the 401(k) savings plan and/or the defined contribution retirement plan but for such limitations. Under the Deferred Compensation Plan all amounts deferred by an Eligible Employee are paid into a rabbi trust, the trustee of which is The Vanguard Group. An Eligible Employee can direct the investment of deferred compensation into selected investment funds managed by The Vanguard Group. The amounts credited to such accounts will become distributable at age 65 or earlier with the approval of the Board. In addition, in the event of a "change of control" (as defined under the Deferred Compensation Plan), payment of all accounts shall be accelerated and payable in a lump sum within 30 days after such event. The Company currently intends to modify the Deferred Compensation Plan to permit the continuation of compensation deferral following a change of control.

Option Grants Table

  The following Option Grants Table sets forth, as to the Named Executive Officers, certain information relating to stock options granted during fiscal 1998. In addition, in accordance with the rules of the Securities and Exchange Commission (the "Commission"), the table also shows a hypothetical potential realizable value of such options based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the options were granted over the full option term. The assumed rates of growth were selected by the Commission for illustration purposes only, and are not intended to predict future stock prices, which will depend upon market conditions and the Company's future performance and prospects.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         Individual Grants                 Potential Realizable Value at
                         -------------------------------------------------    Assumed Annual Rates of
                           Number of    % of Total                         Stock Price Appreciation for
                          Securities     Options                                    Option Term
                          Underlying    Granted to  Exercise or            -----------------------------
                            Options    Employees in Base Price  Expiration       5%            10%
                         Granted(#)(1) Fiscal Year    ($/SH)      (Date)        ($)            ($)
                         ------------- ------------ ----------- ---------- -------------- --------------
Dudley P. Sheffler......    67,500         2.0        $30.75     8/03/08   $    1,305,349 $    3,308,011
W. Michael Corkran......    27,500           *         30.75     8/03/08          531,809      1,347,708
Patrick L. Welker.......    22,500           *         30.75     8/03/08          435,116      1,102,670
Michael K. Pratt........    15,390           *         30.75     8/03/08          297,619        754,226
Richard L. Schwob.......    15,390           *         30.75     8/03/08          297,619        754,226

--------
 * Less than 1%.
(1) The options were granted pursuant to the Equity Plan. The options become exercisable as to 20% of the shares underlying such options on each anniversary of the grant. Pursuant to the Equity Plan, upon the occurrence of a Change of Control of the Company, the Compensation Committee has sole discretion to undertake broad actions to prevent dilution or enlargement of the benefits or intended potential benefits to any individual option holder under the Equity Plan or to facilitate such transactions or events. "Change in Control" (as defined in the Equity Plan) is deemed to have occurred generally upon (i) a sale of all or substantially all of the assets of the Company to a person who is not an affiliate of KKR or an entity in which the stockholders of the Company immediately prior to such transaction do not control more than 50% of the voting stock of the Company immediately following the transaction, (ii) a sale by KKR or any of its affiliates resulting in more than 50% of the voting stock of the Company being held by a person or Group (as defined in the Equity Plan) that does not include KKR or any of its affiliates or (iii) a merger or consolidation of the Company into another person which is not an affiliate of KKR or an entity in which the stockholders of the Company immediately prior to such transaction do not control more than 50% of the voting power immediately following the transaction. Consummation of the Offer and Merger will constitute a Change of Control under the Equity Plan. A description of the treatment of options in the Merger is contained in the
    Schedule 14D-9 under the heading "Item 3. Identity and Background--The Merger Agreement."

Year-End Option Value Table

  The following table sets forth certain information concerning the number of stock options held by the Named Executive Officers as of December 31, 1998, and the value of in-the-money options outstanding as of such date. None of the Named Executive Officers exercised options in 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                   Number of Unexercised     Value of Unexercised
                                                  Options at Fiscal Year-   in-the-Money Options at
                                                            End               Fiscal Year-End(1)
                                                 ------------------------- -------------------------
                           Shares
                         Acquired on    Value
                         Exercise(#) Realized($) Exercisable Unexercisable Exercisable Unexercisable
                         ----------- ----------- ----------- ------------- ----------- -------------
Dudley P. Sheffler......    none         n/a       204,000      223,500    $3,326,760   $2,411,640
W. Michael Corkran......    none         n/a        70,000       92,500     1,038,300      869,850
Patrick L. Welker.......    none         n/a        80,080       89,620     1,252,975      968,392
Michael K. Pratt........    none         n/a         7,850       39,915        80,226      246,487
Richard L. Schwob.......    none         n/a        72,080       70,510     1,175,455      852,112

--------
(1) Market Value of underlying securities at year end (based upon market value of $22.19 as of December 31, 1998) minus the exercise price.

Compensation Committee Interlocks and Insider Participation

  Mr. Greene is a member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates. Mr. Navab is a director of KKR and a limited partner of KKR Associates. The KKR Partnerships beneficially own 81.2% of the Company's outstanding shares of Common Stock. From time to time, KKR has received customary investment banking fees for services rendered to the Company in connection with divestitures, acquisitions and certain other transactions. KKR received a fee of $7.5 million in cash from the Company for negotiating the purchase of the Company in the RELTEC Acquisition and arranging the financing therefor, plus the reimbursement of its expenses in connection therewith. The Company paid KKR a $2.0 million fee for consulting services related to the Rainford Acquisition. In addition, KKR has rendered management, consulting and financial services to the Company for an annual fee of $0.75 million, payable quarterly. During the years ended December 31, 1998, 1997 and 1996, the Company paid $0.8 million, $0.8 million and $0.8 million, respectively, to KKR for such services and for reimbursement of expenses. In connection with its advisory services to the Company in connection with the negotiation of the Offer and the Merger, KKR will receive a fee of $6,667,000 payable upon consummation of the Offer.

Report on Compensation of Executive Officers

  The Compensation Committee (the "Committee") of the Board of Directors is responsible for the Company's executive compensation philosophy and major compensation policies. The Committee is also responsible for determining all aspects of the compensation paid to the Chief Executive Officer, and reviews and approves recommendations for compensation paid to the other executive officers. The Committee has access to an independent compensation consultant and to competitive compensation data. The Committee is composed of one outside, independent director and two outside directors who are affiliated with the Company's controlling shareholder.

  The primary objectives of the Company's executive compensation program are to:

  . Create a total compensation environment that enables the Company to attract, motivate and retain high quality executives who can produce superior results on a sustained basis;

  . Ensure that each element of the compensation package aligns the interests of executives and those of shareholders;

  . Create an opportunity for executives to earn above average compensation when the value created for shareholders is above average; and

  . Encourage teamwork in order to focus attention on critical aspects of Company performance.

  The executive compensation program provides an overall level of compensation opportunity that is competitive with comparably sized and comparably performing companies within the telecommunications equipment, high technology and durable goods industries (the "Comparable Companies").

  The following discussion describes the Company's approach to executive compensation and provides commentary on the major components of the program. The Committee retains the right to consider factors other than those described below in setting executive compensation levels for individual officers.

  In determining fiscal 1999 compensation levels, the Committee took into account the Company's 1998 operating performance, the individual executive's performance relative to their personal objectives, and the executive's total cash compensation compared to the external market.

 Executive Compensation Program

  The Company's executive compensation program is comprised of base salary, annual incentive compensation, long-term incentive compensation, and various benefits generally available to all full-time employees of the Company.

  Annual Compensation. Annual cash compensation consists of base salary and annual incentive awards. The Company's objective is to pay "above average" when performance targets are achieved. This is accomplished through a mix of base salary and incentives, which are more highly leveraged to performance (above and below plan) than is typically found in similar plans for Comparable Companies. By design, annual incentive opportunities are above average at the target level of performance, and base salaries are below average. Placing a greater proportion of cash compensation at risk ensures above-average pay only when performance goals are achieved or exceeded.

  Annual incentive targets are established at above-average levels for each executive. A competitive base salary is calculated as the amount necessary, when added to the target annual incentive, to equal the market median for total cash compensation plus 10%.

  This target base salary is used as a reference point. The Committee also takes into account individual experience, performance during the prior 12 months, future performance potential, retention considerations, and other issues specific to the particular executive. Salaries for the Company's executives generally fall within a range of plus or minus 20% of the target base salary.

  The Management Incentive Plan ("MIP") is the Company's annual incentive program for executives and key managers. The purpose of the MIP is to provide a financial incentive for management employees to help the Company achieve key financial and operational objectives. Target MIP award levels are set at "above-average" levels as described above. Actual MIP awards vary significantly from the target award levels depending on the Company's financial performance and individual performance. MIP awards are based on Company performance as compared to predetermined financial goals and to individual performance as compared to predetermined individual goals, which may include business unit financial and operational metrics.

  In order for participants to receive a MIP award at least 80% of the Company's target earnings before interest, taxes, depreciation and amortization ("EBITDA") must be met. The maximum individual incentive award component equals the Company EBITDA component award. Therefore, if Company EBITDA performance exceeds plan, a larger individual incentive opportunity exists. Conversely, if Company EBITDA performance is below plan, a smaller individual incentive opportunity exists.

  The EBITDA component of the MIP provides incentive compensation that relates the financial reward to an increase in the value of the Company to its shareholders. The Company believes that EBITDA performance is a financial performance measure that is closely correlated with increases in shareholder value.

  MIP awards are payable in cash. However, executives and other designated senior management employees may elect to defer payment into the Deferred Compensation Plan.

  The 1998 MIP awards for all participants, other than the Chief Executive Officer, depended equally on achievement of the Company's EBITDA target and individual objective performance. The 1998 MIP award for the Chief Executive Officer was based 100% on achievement of the Company's EBITDA target. In 1998, EBITDA performance of the Company was below the Company's EBITDA target. As a result, maximum MIP awards were also below target amounts. Consistent with the MIP's design, total cash compensation levels for executives and key managers fell below averages when compared to the Comparable Companies.

  Long-term Incentive Compensation. Long-term incentives are provided to executive officers primarily through the Company's stock option program. The primary purpose of the stock option program is to align executive officer compensation directly with the creation of shareholder value. The Committee considers factors such as overall Company performance, granting practices of Comparable Companies, the amount of stock options already outstanding or previously granted, and retention considerations in determining the size of stock option awards under the program.

  The Company has also established stock ownership guidelines for its executive and operating officers. The Chief Executive Officer and regional Presidents are required to own stock equal to four times and three times base salary, respectively. Other executive and operating officers are required to own stock equal to one times to two times base salary. At the end of 1998 all of the Company's executive officers had met their stock ownership requirements.

  Prior to the Company's initial public offering of common stock (March 12, 1998), stock options were granted under the 1995 Stock Purchase and Option Plan for employees of RELTEC Corporation and its Subsidiaries as time options that vested ratably over five (5) years and as performance options that vested ratably over five (5) years against achievement of pre-determined Company EBITDA targets. From and after the Company's initial public offering, stock options have been granted under the 1998 Equity Participation Plan of RELTEC Corporation (the "1998 Plan") as time options that vest ratably over five (5) years. Stock options have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Generally, the stock options have a ten-year term. Executive officers will only receive benefit from stock options if, at the time the options are exercised, the price of the Common Stock has appreciated over the price on the date of the stock option grant.

  Currently, executive officers are receiving stock option grants on a periodic basis.

  Benefits. The Company provides health and welfare and retirement benefits to its executives that are generally similar to those available to Company employees. The executives and other select managers also participate in the Deferred Compensation Plan which is designed to restore certain Retirement Plan and Savings and Investment Plan (401(k)) benefits that otherwise would be lost as a result of limitations placed on contributions to tax-qualified retirement plans under the Internal Revenue Code.

 Chief Executive Officer Compensation

  Mr. Sheffler's base salary at the end of 1997 was $400,000. In 1998 the Committee approved an increase of 12.5% which raised his salary to $450,000. In determining Mr. Sheffler's salary, the Committee considered such factors as the Company's financial performance, Mr. Sheffler's leadership at the Company, in the community and within the industry, his performance with respect to personal objectives and his pay in relation to the pay of the chief executive officers of the Comparable Companies. The base salary of $450,000 placed Mr. Sheffler's salary at approximately the 25th percentile of the salaries of the chief executive officers of the Comparable Companies.

  Under the terms of the MIP program, Mr. Sheffler's target award is based 100% on the Company EBITDA performance. For 1998, Company EBITDA performance was below target, resulting in an award that was $239,400, also below target. Mr. Sheffler's 1998 total annual cash compensation ($689,400) falls at or below the 25th percentile of the total annual cash compensation of the Chief Executive Officers of the Comparable Companies.

  In accordance with the long-term incentive plan described above, in 1998 Mr. Sheffler received a stock option grant for 67,500 shares of Common Stock. These stock options have an exercise price equal to fair market value of the Common Stock on the date of grant ($30.75).

 Section 162(m) Policy

  The Committee does not believe that during the 1999 fiscal year annual compensation provided to any of the executive officers will exceed $1,000,000 within the meaning of Section 162(m) of the Internal Revenue Code. Under
Section 162(m), all compensation in excess of $1,000,000 for any such officer must meet certain shareholder approval and Company performance requirements in order for the Company to fully deduct these amounts. The 1998 Plan has provisions approved by the Company's shareholders so that amounts realized from the exercise of options granted under the 1998 Plan will not be included in calculations under Section 162(m).

                                          Compensation Committee
                                          James H. Greene, Jr.
                                          R.C. Johnstone, Jr.
                                          Alexander Navab, Jr.

Stock Performance Graph

  Set forth below is a line graph comparing the total cumulative return on the Common Stock based on the market price of the Common Stock since March 18, 1998, when the Company's initial public offering of Common Stock was completed.

                    COMPARISON OF CUMULATIVE TOTAL RETURNS
                   Value of $100 Invested on March 18, 1998
                   ----------------------------------------

                                       S&P 500
                        RELTEC      COMMUNICATION    S&P 500
                      CORPORATION  EQUIPMENT INDEX    INDEX
                      -----------  ---------------  ---------

        3/18/98          100             100          100
        3/30/98          122.20          105.12       114.73
        6/30/98          146.55          108.59       127.11
        9/30/98           50.86           97.79        96.03
       12/31/98           76.51          118.61       149.21


            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission and each exchange on which the Company's securities are registered. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all ownership forms they file.

  Based solely on a review of copies of reporting forms furnished to it, or written representations that no forms were required, to the Company's knowledge, except as set forth below, all filing requirements applicable to its officers, directors and beneficial owners under Section 16(a) of the Exchange Act were complied with during fiscal 1998 except that Form 3's for each of Messrs. Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, Clifton M. Robbins, Edward D. Gilhuly, Perry G. Golkin and Robert I. MacDonnell, each of whom is a general partner of KKR Associates, were not filed until April 10, 1998.

                                                                     SCHEDULE I

  As of the date of this Information Statement, the Purchaser has not determined who will be the Designees. However, such Designees will be selected from the following list of directors and executive officers of GEC, p.l.c. or its affiliates promptly upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer or by the Purchaser of the Principal Stockholders Shares pursuant to the Stockholder Agreement. The information contained herein concerning GEC, p.l.c. and its directors and executive officers and those of its affiliates has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The name, present principal occupation or employment and five-year employment history of each Designee and certain other information is set forth below. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, neither GEC, p.l.c., Parent nor any individual indicated has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation or such laws. All of the individuals listed below are citizens of the United Kingdom, except for Messrs. Edeus and Korb and Ms. Hoffman who are citizens of the United States.


Name and
Business                                        Present Principal Occupation or Employment
Address                                              and Five-Year Employment History
--------                                        ------------------------------------------

Mike Barton                                     Managing Director of Marconi Communications
Marconi Communications Limited                  Limited (1998-present); Managing Director of
New Century Park                                GEC Industrial Group (1997-1998); Managing
Coventry, CV3 1HJ (England)                     Director of GPT Public Networks Group (1995-
                                                1997); Finance Director of GPT Public Networks
                                                Group (1994-1995).

Thomas R. Edeus                                 Treasurer of GEC Incorporated (1997-present);
GEC Incorporated                                Videojet Systems International, Inc. (1997-
c/o Videojet Systems International, Inc.        present) and A.B. Dick Company (1994-1997).
1500 Mittel Boulevard
Wood Dale, IL 60191-1073

Patricia A. Hoffman                             Secretary of GEC Incorporated (1997-present);
GEC Incorporated                                Attorney for Videojet Systems International,
c/o Videojet Systems International, Inc.        Inc. (1997-present) and A. B. Dick Company
1500 Mittel Boulevard                           (1994-1997).
Wood Dale, IL 60191-1073

William B. Korb                                 President and CEO of Gilbarco Inc. (1994-
Gilbarco Inc                                    present).
7300 W. Friendly Avenue
P.O. Box 22087
Greensboro, NC 27420

Andy Lee                                        Human Resources Director of Marconi
Marconi Communications Limited                  Communications Limited (1998-Present);
New Century Park                                Personnel Director of Marconi Electronic
Coventry, CV3 1HJ (England)                     Systems Limited (1996-1998); Personnel Director
                                                of GPT Public Networks Group (1994-1996).

John Charles Mayo                               President and Treasurer of GEC Acquisition
The General Electric Company, p.l.c.            Corp. (1999-present); Finance Director of The
One Bruton Street                               General Electric Company, p.l.c. (1997-
London,WIX 8AQ (England)                        present); Finance Director of Zeneca Group
                                                PLC(7) (1994-1997).

Robert Ian Meakin                               Executive Director of The General Electric
The General Electric Company, p.l.c.            Company, p.l.c. (1998-present); Personnel
One Bruton Street                               Director of The General Electric Company,
London, WIX 8AQ (England)                       p.l.c. (1996-present); Personnel Director of
                                                British Aerospace plc (1994-1996).

Peter Rowley                                    Group Commercial Director of Marconi
Marconi Communications Limited                  Communications Limited (1998-Present); Managing
New Century Park                                Director, Distribution of GEC Industrial Group
Coventry, CV3 1HJ (England)                     (1997-1998); Managing Director of GEC Marconi
                                                In-Flight Systems Limited (1995-1997);
                                                Commercial Director of GPT Limited (1994-1995).

                                      I-1